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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 7)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                              THE KOREA FUND, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    500634100
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                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 18, 2005
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             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
===================                                                  ===========
CUSIP NO. 500634100                    13D                           PAGE 2 of 7
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
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  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       4,398,762
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     4,398,762
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,398,762
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.84%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 7 Pages)

===================                                                  ===========
CUSIP NO. 500634100                    13D                           PAGE 3 of 7
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       4,382,762
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     4,382,762
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,382,762
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.80%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 7 Pages)

This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2004 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on March 1, 2004 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on May 5, 2004 ("Amendment No. 2"), with Amendment No. 3 to Schedule 13D filed with the SEC on July 8, 2004 ("Amendment No. 3"), with Amendment No. 4 to Schedule 13D filed with the SEC on August 31, 2004 ("Amendment No. 4"), with Amendment No. 5 to
Schedule 13D filed with the SEC on November 15, 2004 ("Amendment No. 5") and with Amendment No. 6 to Schedule 13D filed with the SEC on December 23, 2004 ("Amendment No. 6") and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Amendments") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 7 amends Items 3, 4, 5 and 7 of the Original Schedule 13D as amended by the Amendments. All other information in the Original Schedule 13D and the Amendments remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D as amended by the Amendments.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety to read as follows:

          The funds used to purchase the Shares described in this statement were acquired through open market purchases and were derived from EWF's, GEM's, IEM's, GFM's, FREE's and Global's investment capital and funds provided by the Accounts. The aggregate amount of the funds used to purchase all of the Shares purchased by EWF, GEM, IEM, GFM, FREE, Global's and the Accounts is $1,933,746, $20,364,688, $17,220,211,
          $1,803,104, $6,625,228, $285,663, and $31,455,141, respectively.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 is hereby amended by adding the following:

          On May 18, 2005, CLIG sent a letter to the Board of Directors of the Fund. In the letter, CLIG nominates two candidates to the Board of Directors of the Fund. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

          Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or


                               (Page 4 of 7 Pages)
          proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
          Schedule 13D (although they reserve the right to develop any such plans or proposals).


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of the date hereof, EWF, GEM, IEM, GFM, FREE, the Accounts and Global owned directly 132,036, 1,219,247, 1,054,727, 111,236, 334,494, 1,531,022 and 16,000 Shares, respectively, representing approximately 0.30%, 2.73%, 2.36%, 0.25%, 0.75%, 3.42%
          and 0.04%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          As of the date hereof, CLIG, through its control of CLIM and City of London Quantitative Management Ltd., is the beneficial owner of 4,398,762 Shares, representing approximately 9.84% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          As of the date hereof, CLIM, through EWF, GEM, IEM, FREE, GFM and the Accounts, is the beneficial owner of 4,382,762 Shares, representing approximately 9.8% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of Amendment No. 6.

          Since the filing of Amendment No. 6, the following open market purchases of Shares have been made by FREE:

          Date of Purchase, Number of Shares Purchased, Price Paid/Share

          May 2, 2005, 1,500, $25.1500

          Since the filing of Amendment No. 6, the following open market sales of Shares have been made by GFM:

          Date of Sale, Number of Shares Sold, Price Paid/Share

          February 24, 2005, 7,200, $27.700

          Since the filing of Amendment No. 6, the following open market sales of Shares have been made by Global:



                               (Page 5 of 7 Pages)

          Date of Sale, Number of Shares Sold, Price Paid/Share

          May 13, 2005, 3,320, $25.5700
          March 14, 2005, 8,700, $28.8440

          Since the filing of Amendment No. 6, the following open market purchases of Shares have been made by GEM:

          Date of Purchase, Number of Shares Purchased, Price Paid/Share

          April 22, 2005, 18,200, $25.7500
          April 15, 2005, 20,000, $25.5300
          March 30, 2005, 23,200, $25.7257

          Since the filing of Amendment No. 6, the following open market sales of Shares have been made by IEM:

          Date of Sale, Number of Shares Sold, Price Paid/Share

          March 7, 2005, 3,200, $28.6634
          March 4, 2005, 18,700, $28.5522
          March 3, 2005, 6,800, $28.4007
          March 1, 2005, 15,200, $28.7437
          February 28, 2005, 11,700, $28.6616
          February 25, 2005, 37,500, $28.2251

          Since the filing of Amendment No. 6, the following open market purchases of Shares have been made by IEM:

          Date of Purchase, Number of Shares Purchased, Price Paid/Share

          April 1, 2005, 4,200, $26.9500
          March 31, 2005, 25,000, $26.2800

          Since the filing of Amendment No. 6, the following open market sales of Shares have been made by the Accounts:

          Date of Sale, Number of Shares Sold, Price Paid/Share

          May 11, 2005, 4,200, $25.4940
          March 14, 2005, 18,600, $28.9595


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          Item 7 is hereby amended by adding the following:

          Exhibit A. Letter, dated May 18, 2005, from City of London to the Chairman of the Board of Directors of the Fund.

                               (Page 6 of 7 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 18, 2005



                                           CITY OF LONDON INVESTMENT GROUP PLC


                                           /s/ Barry M. Olliff
                                           -----------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director




                                           CITY OF LONDON INVESTMENT
                                           MANAGEMENT COMPANY LIMITED


                                           /s/ Barry M. Olliff
                                           -----------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director











                               (Page 7 of 7 Pages)